Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-172554 and 333-172554-01

PRICING SUPPLEMENT NO. 2011—MTNDG0071 DATED AUGUST 2, 2011

(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

2,700 Callable Step-Up Coupon Notes

Due August 5, 2021

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•

If not previously called by us, the notes have a maturity of ten years and will mature on August 5, 2021. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

•

From and including August 5, 2011 to but excluding August 5, 2013, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 3.00%. From and including August 5, 2013 to but excluding August 5, 2014, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.00%. Unless called by us, from and including August 5, 2014 to but excluding August 5, 2015, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.50%. Unless called by us, from and including August 5, 2015 to but excluding August 5, 2016, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless called by us, from and including August 5, 2016 to but excluding August 5, 2017, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.50%. Unless called by us, from and including August 5, 2017 to but excluding August 5, 2018, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.00%. Unless called by us, from and including August 5, 2018 to but excluding August 5, 2019, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.50%. Unless called by us, from and including August 5, 2019 to but excluding August 5, 2020, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.00%. Unless called by us, from and including August 5, 2020 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.50%.

•	Interest on the notes is payable semi-annually on each February 5 and August 5, beginning on February 5, 2012 and ending on the maturity date or the date when the notes are called.

•

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on August 5, 2014, upon not less than ten business days’ notice. Following an exercise of our call right, you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

•	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-2. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$2,700,000.00
Underwriting Discount	$8.37	$22,599.00
Proceeds to Citigroup Funding Inc.	$991.63	$2,677,401.00

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $8.37 for each $1,000 note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers a selling concession of $8.37 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about August 5, 2011.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, events that are difficult to predict and beyond our control.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the notes on any interest payment date beginning on August 5, 2014 upon not less than ten business days’ notice. In the event that we call the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to and including the date when the notes are called. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes. We may choose to call the notes, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.

The Per Annum Interest Rate Applicable at a Particular Time Will Affect Our Decision to Call the Notes

It is more likely that we will call the notes prior to their maturity date during periods when the remaining interest is to accrue on the notes at a rate that is greater than that which we would pay on a conventional fixed-rate non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity. If we call the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Step-Up Feature Presents Different Investment Considerations Than Fixed Rate Notes

Unless general interest rates rise significantly, you should not expect to earn the highest stated interest rate which is applicable only during the last five years of the term of the notes because the notes are likely to be called prior to maturity if interest rates remain the same or fall during the term of the notes. When determining whether to invest in the notes, you should focus on, among other things, the overall annual percentage rate of interest to maturity or call as compared to other equivalent investment alternatives instead of focusing on the highest stated interest rate.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity or until the date when the notes are called. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity or the date when the notes are called, you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

The Notes are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Under the terms of the notes, Citigroup Inc. is ultimately obligated to return to you the stated principal amount at maturity. However, as with an ordinary debt security, you are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by the supply of and demand for the notes and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Call Right. Our ability to call the notes prior to their maturity date is likely to limit their value. If we did not have the right to call the notes, their value could be significantly different.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates, which disparity is expected to be larger the longer the time remaining to the maturity of the Notes. A “time premium” or “discount” results from expectations concerning the level of interest rates during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes may be less than the costs of unwinding the related hedging transaction at the time of the secondary market transaction. Our affiliates may realize a profit from the unexpected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets Inc., as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition, and Results of Citigroup Funding and Citigroup Inc. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit rating, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets Inc. is willing to transact. If at any time Citigroup Global Markets Inc. were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations with Respect to the Notes

Citibank, N.A, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank N.A. will calculate the interest payable to you on each interest payment date. These determinations made by Citibank N.A. in its capacity as calculation agent may adversely affect the payments to you.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

The Notes Will Be Treated as Issued With Original Issue Discount for U.S. Federal Income Tax Purposes

The Notes will be treated as issued OID for U.S. federal income tax purposes for the first three years of their term. Accordingly, during such period there will be a mismatch between the timing of interest accruals in respect of the Notes for U.S. federal income tax purposes and the payment of cash interest in respect of the Notes. See “Certain United States Federal Income Tax Considerations” in this Pricing Supplement.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

¡	Prospectus Supplement and Prospectus filed on May 12, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Callable Step-Up Coupon Notes (the “Notes”) are callable securities offered by Citigroup Funding and have a maturity of ten years. From and including August 5, 2011 to but excluding August 5, 2013, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 3.00%. From and including August 5, 2013 to but excluding August 5, 2014, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.00%. Unless called by us, from and including August 5, 2014 to but excluding August 5, 2015, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.50%. Unless called by us, from and including August 5, 2015 to but excluding August 5, 2016, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless called by us, from and including August 5, 2016 to but excluding August 5, 2017, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.50%. Unless called by us, from and including August 5, 2017 to but excluding August 5, 2018, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.00%. Unless called by us, from and including August 5, 2018 to but excluding August 5, 2019, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.50%. Unless called by us, from and including August 5, 2019 to but excluding August 5, 2020, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.00%. Unless called by us, from and including August 5, 2020 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.50%.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $2,700,000 (2,700 Notes). The Notes will mature on August 5, 2021. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof. All payments on the Notes, including repayment of principal, are subject to the credit risk of Citigroup Inc.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

From and including August 5, 2011 to but excluding August 5, 2013, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 3.00%. From and including August 5, 2013 to but excluding August 5, 2014, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.00%. Unless called by us, from and including August 5, 2014 to but excluding August 5, 2015, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 4.50%. Unless called by us, from and including August 5, 2015 to but excluding August 5, 2016, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.00%. Unless called by us, from and including August 5, 2016 to but excluding August 5, 2017, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 5.50%. Unless called by us, from and including August 5, 2017 to but excluding August 5, 2018, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.00%. Unless called by us, from and including August 5, 2018 to but excluding August 5, 2019, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 6.50%. Unless called by us, from and including August 5, 2019 to but excluding August 5, 2020, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.00%. Unless called by us, from and including August 5, 2020 to but excluding the maturity date, the notes will bear interest during each semi-annual interest period at the per annum rate equal to 7.50%.

We expect to pay interest semi-annually on each February 5 and August 5, beginning on February 5, 2012 and ending on the maturity date or the date when the Notes are called, each an Interest Payment Date. Each six-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date or the maturity date is an Interest Period. During each Interest Period interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Beginning on August 5, 2014, if the applicable interest rate results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional fixed-rate non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity, you should expect that the Notes will be called by us. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. You should refer to the section “Risk Factors Relating to the Notes” for further information.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close, or any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The “Pricing Date” was August 2, 2011.

Payment at Maturity

The Notes will mature on August 5, 2021. Subject to the credit risk of Citigroup Inc., at maturity, unless we have previously called your Notes, you will receive for each Note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning on August 5, 2014 upon not less than ten business days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 4.90% per annum on the unpaid amount due.

Paying Agent and Trustee and CUSIP

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0ND7.

Calculation Agent

The calculation agent for the Notes will be Citibank, N.A., an affiliate of Citigroup Funding. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the acquisition, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations, persons who own, directly or indirectly, 10 percent or more of our voting power, controlled foreign corporations, and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Interest and Original Issue Discount. We have the right to call the Notes on each semi-annual coupon payment date beginning on August 5, 2014. Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if we called the Notes immediately before the increase in interest rate on August 5, 2014, and therefore, under those rules, the Notes would be treated as maturing on such date. This assumption is made solely for U.S. federal income tax purposes to determine whether the Note is issued with OID and is not an indication of our intention to call or not to call the Notes at any time.

The Notes will be treated as issued with OID for U.S. federal income tax purposes for the first three years of their term. As a consequence, during such period whether a U.S. Holder uses the cash or the accrual method of tax accounting, a U.S. Holder generally will be required to include OID in ordinary gross income for U.S. federal income tax purposes as it accrues at a constant yield, regardless of the time when a U.S. Holder may receive the cash. A. U.S Holder will be required to include in ordinary gross income the sum of the “daily portions” of OID on a Note for all days during the taxable year that a U.S. Holder owns a Note. The daily portions of OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that period. The amount of OID on a Note allocable to each accrual period is determined by:

(i) multiplying the “adjusted issue price” of a Note at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the Note and the denominator of which is the number of accrual periods in a year; and

(ii) subtracting from that product the amount (if any) payable as qualified stated interest allocable to that accrual period.

The adjusted issue price of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of OID allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the Note in all prior accrual periods. Payments of “qualified stated interest” will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash at least annually during the entire term of a note at a single fixed interest rate. A U.S. Holder may receive information detailing the precise amount of OID accruals in respect of the notes from Citigroup Funding. U.S. Holders should refer to “Certain United States Federal Income Tax Considerations” in the prospectus supplement for more information.

If we do not call the Notes prior to the first increase in the interest rate on August 5, 2014 then, solely for OID purposes, the Notes would be deemed to be reissued at their adjusted issue price on August 5, 2014. This deemed issuance would not give rise to taxable gain or loss to U.S. Holders. The analysis described in the first paragraph of this section would apply to the next increase in the interest rate (and each subsequent increase in the interest rate) and therefore the Notes would not be treated as issued with OID for U.S. federal income tax purposes from the period beginning on August 5, 2014.

Under this approach, amounts received as coupons on the Notes after August 5, 2014 will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes. Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s initial tax basis in a Note generally will equal the cost of such Note to such holder. A U.S. Holder’s basis will increase by any amounts of OID that a U.S. Holder is required to include in income and will decrease by the amount of any payments other than qualified stated interest made on the Note (as discussed above under –Interest and Original Issue Discount). Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the Internal Revenue Service (the “IRS”) relating to interest, including OID, paid or accrued by a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such interest if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest, on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, is not attributable to a United States permanent establishment). Any gain realized on the sale, exchange or other disposition of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to interest, including OID, on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such interest.

U.S. Federal Estate Tax

A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets Inc., govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $2,700,000 principal amount of Notes (2,700 Notes) for $991.63 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to selected dealers at the public offering price less a selling concession of $8.37 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $8.37 per Note on sales to certain other dealers. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries, or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Douglas C. Turnbull, Associate General Counsel - Capital Markets and Corporate Reporting of the Guarantor and counsel to Citigroup Funding Inc., when the Notes offered by this pricing supplement have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes and related guarantee will be legal, valid and binding obligations of Citigroup Funding Inc. and the Guarantor, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution). In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to Citigroup Funding Inc.’s Registration Statement on Form S-3 (No. 333-172554).

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

2,700 Callable Step-Up Coupon

Notes

Due August 5, 2021

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

August 2, 2011

(Including Prospectus Supplement dated

May 12, 2011 and Prospectus dated

May 12, 2011)